

September 30, 2022

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 9, 2022**
> **File No. 333-261376**

Dear Mr. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Amended Registration Statement on Form S-1 filed September 9, 2022

Prospectus Cover Page, page i

1.  We note your response to comment 9, as well as disclosure in the prospectus that the Business Combination Registration Statement *may* take the form of a post-effective amendment to this registration statement or that of other eligible registration statements under the Securities Act or the Exchange Act. Please confirm that any increase in the exercise price of the SPARs will be reflected in a post-effective amendment to this registration statement. Also, references to the exercise price not being "fixed" or being "variable" may suggest that there is variability in the exercise price, whereas we understand that the $10 price may be changed to another (higher) fixed price prior to the time that the SPARs become exercisable. Please revise to clarify. Finally, please also add

disclosure throughout the prospectus to state that there is no limit on the amount by which you may determine to increase the exercise price and that investors may be priced out of the ability to exercise the warrants.

2. We reissue comment 10. Please reduce the disclosure on the cover page significantly. Much of the information in the six pages of cover page is repeated in the summary. Please consider the requirements of Item 501(b) of Regulation S-K, and try to limit the cover page only the information required by the item and other information that is key to an investment decision.

3. We note your disclosure that the amount of the potential backstop is limited to the overall maximum Forward Purchase amount. Please clarify the significance of the backstop given that the Additional Purchaser could purchase these same shares in the Additional Forward Purchase.

Benefits Relative to Customary IPO, page iii

4. We note new disclosure that the "trading price of the SPARs prior to the completion of the transaction should give a good indication of the expected trading price of the stock of the newly public company (by adding the trading price of the SPAR to its exercise price) once the transaction closes." Please elaborate on the limitations of this statement, as it appears to assume that the market's assessment of the value of the SPAR before the transaction would necessarily be consistent with its assessment of the value of the stock of the newly public company after the transaction, as to which there can be no certainty. Identify factors that contribute to this uncertainty, such as the possible failure of a market for the SPARs or the stock to develop, the lack of an underwriter's due diligence and price stabilization, risks associated with quotation on OTCQX instead of NYSE or Nasdaq, sponsor conflicts of interest, uncertainties associated with closing conditions to the business combination and the operation of the combined company thereafter, susceptibility of the SPARs to rumors and market manipulation, and any other material factors.

Summary, page 1

5. Please revise the table on page 7, and similar tables elsewhere in the prospectus, to clearly state that this information assumes the maximum exercise of SPARs and that there is no minimum amount of SPARs that are required to be exercised and thus no guarantee that any SPARs will be exercised.

Sponsor Warrants and Director Warrants, page 37

6. We note the disclosure that "in the event a director nominee resigns for any reason prior to the exercise or sale of his or her Director Warrants, we will be entitled, at our election, to repurchase in full such director's Director Warrants (and if we do not elect to make such repurchase, our Sponsor may repurchase the warrants). The repurchase price in each case will be $1,000,000 with respect to each director, or $4,000,000 in the aggregate." Please

clarify whether such repurchases would occur before or in connection with the initial business combination.  Please also clarify how you determined the repurchase price.

Capitalization, page 101

7.   We note your response to our comment 18 and your revisions to your filing.  Given your statement that there is no guarantee that the Committed Forward Purchase will be consummated, or that any amount of the SPARs will be exercised, we continue to be unclear why you believe it is appropriate to present your capitalization assuming that all the SPARs are exercised and assuming the sale of shares pursuant to the Committed Forward Purchase Agreement.  Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 103

8.   We note your response to our prior comment 19 and reissue our comment in part. Please further expand your disclosures to state the significant methodologies, inputs and assumptions that you will use in arriving at fair value for the SPARs and the Forward Purchase Shares.

Principal Stockholders, page 154

9.   We note the as adjusted column reflects the public shares issuable upon exercise of all SPARs.  However, such SPARs will not be exercisable until concurrent with the completion of the initial business combination.  Consider including a separate as adjusted column to reflect the stock ownership immediately after completion of the distribution, excluding the public shares issuable upon exercise of all SPARs.

Pershing Square SPARC Holdings, LTD. Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Expected Accounting for the Company's Securities, page F-11

10.  We note you previously disclose that you will account for the Private Warrants in accordance with the guidance in ASC 480 and ASC 815-40, that you expect the Private Warrants will not meet the criteria for equity treatment upon issuance, and that you expect the Private Warrants to be classified as liabilities once they are outstanding.  It appears that you have changed your accounting policy for these warrants and you will now account for such warrants under ASC 718 and as equity-classified awards.  Please address the following:
   • Please clarify for us the reasons for your revisions to your accounting policy for these instruments.
   • Please tell us how you determined these instruments should now be accounted for under ASC 718 and as equity-classified awards.
   • We note your disclosure that these instruments will be issued to the Sponsor and

Directors at no consideration in connection with their services towards the Company's operations and potential Business Combination. Please tell us how you determined that these instruments are issued as consideration for services provided to you.

General

11. We note the disclosure added in response to comment 4 that you must register or have an exemption from registration in each state where you offer and sell securities. You also state that you will not offer or sell these securities in any state where registration has not been made or has expired, or where no exemption is available. Please clarify how this requirement will impact this distribution. Please clarify, if true, that the former shareholders and noteholders of Pershing Square Tontine Holdings, Ltd. in states where you are not registered and no exemption is available will not receive subscription warrants in this distribution. Also clarify whether they will be entitled to any consideration in lieu of the subscription warrants. To the extent you are aware of the states where this offering is not registered and no exemption is available, please provide clear disclosure.

12. Regarding comment 5, we note disclosures beginning on page 138 comparing the SPARC terms to those of a traditional SPAC listed on the NYSE. Please revise your disclosure here and throughout, including the summary and business sections, to highlight how the OTCQX listing requirements are different from those of the NYSE and Nasdaq, and may be different from your organizational documents and the SPAR Agreement as well, including, but not limited to, differences in the minimum percentage held in the trust account and value of the de-SPAC transaction. Also provide a more thorough explanation in the difference in corporate governance provisions. Finally, please highlight how you differ from a traditional SPAC listed on the NYSE or Nasdaq, including any negatives associated with your structure as compared to a traditional SPAC.

13. Please note that the Division of Investment Management is still reviewing the response to comment 6 and may have further comment.

14. We note your response to comment 7 and your analysis of value in the context of the offer of the SPARC II Tontine SPARs. Please elaborate on how you have thought about "value" other than as monetary consideration, both currently and at the time of the business combination, when SPAR holders are making the decision whether to exercise their SPARs. For example, and without limitation, we note your disclosure that you believe the potential distribution of SPARC II Tontine SPARs to holders who exercise their SPARs in connection with your business combination will increase the likelihood that all or substantially all of your SPARs will be exercised. Please also describe more specifically the "significant cooling off period" you refer to in your response and clarify when you would expect to register the distribution of the SPARC II warrants in relation to the lifecycle of the company.

15. We note your response to comment 8. Please confirm when you have completed the

process of determining the mechanisms that will be utilized to enforce or release
restrictions on trading, based on your current discussions with your transfer agent and
DTC.  Provide us with any updated information in response to the comment and note that
we may have additional comments following receipt of your response.

 You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related
matters.  Please contact Pamela Long at 202-551-3765 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Gregory P. Patti, Jr.